United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Custom Truck One Source, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23204X103

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o ECP

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23204X103	13D	Page 1 of 23 Pages

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23204X103	13D	Page 2 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23204X103	13D	Page 3 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners GP III, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 4 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 5 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-A, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 6 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-B, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 7 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-C, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 8 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-D, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 9 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners GP III Co-Investment (NESCO), LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23204X103	13D	Page 10 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III (NESCO Co-Invest), LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 11 of 23 Pages

1	Names of Reporting Persons ECP Starlight Public GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23204X103	13D	Page 12 of 23 Pages

1	Names of Reporting Persons ECP Starlight Guarantor (Public), LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 13 of 23 Pages

1	Names of Reporting Persons NESCO Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,384,879
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,384,879

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,384,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23204X103	13D	Page 14 of 23 Pages

1	Names of Reporting Persons NESCO Holdings, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,296,453
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,296,453

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,296,453
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 15 of 23 Pages

1	Names of Reporting Persons ECP Cardinal Holdings, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,088,426
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,088,426

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,088,426
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 16 of 23 Pages

1	Names of Reporting Persons ECP Management GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23204X103	13D	Page 17 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners Management, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 23204X103	13D	Page 18 of 23 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on August 7, 2019, as amended to date (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Custom Truck One Source, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented the following:

Director Resignation & Waiver of Appointment Rights

On August 15, 2024, Rahman D’Argenio, the Reporting Persons’ designee to the Issuer’s board of directors (the “Board”), informed the Issuer of his decision to resign as a member of the Board (the “Resignation”) and the Compensation Committee of the Board, effective August 16, 2024. The Reporting Persons have no present intent to designate a director to fill the vacancy left by the Resignation.

On September 6, 2024, the Reporting Persons irrevocably waived their rights pursuant to the Second Amended and Restated Stockholders’ Agreement, dated as of April 14, 2023, to nominate a director to serve on the Board and to designate a director to fill the vacancy created by the Resignation.

General

The Reporting Persons hold the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may retain or sell all or a portion of the securities held in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; the de-listing or de-registration of the Common Stock; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 23204X103	13D	Page 19 of 23 Pages

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 236,210,901. shares of Common Stock outstanding as of July 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 1, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners III, LLC	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners GP III, LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners III, LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners III-A, LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners III-B, LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners III-C, LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners III-D, LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners GP III Co-Investment (NESCO), LLC	23,384,879	9.9%	0	23,384,879	0	23,384,879
Energy Capital Partners III (NESCO Co-Invest), LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
ECP Starlight Public GP, LLC	23,384,879	9.9%	0	23,384,879	0	23,384,879
ECP Starlight Guarantor (Public), LP	23,384,879	9.9%	0	23,384,879	0	23,384,879
NESCO Holdings GP, LLC	23,384,879	9.9%	0	23,384,879	0	23,384,879
NESCO Holdings, LP	19,296,453	8.2%	0	19,296,453	0	19,296,453
ECP Cardinal Holdings, LP	4,088,426	1.7%	0	4,088,426	0	4,088,426
ECP Management GP, LLC	0	*	0	0	0	0
Energy Capital Partners Management, LP	0	*	0	0	0	0

CUSIP No. 23204X103	13D	Page 20 of 23 Pages

ECP Cardinal Holdings, LP and NESCO Holdings, LP are the record holders of 4,088,426 and 19,296,453 shares of Common Stock, respectively.

ECP ControlCo, LLC is controlled by its board of managers, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Rahman D’Argenio, Raoul Hughes and Xavier Robert (together, the “ECP Managers”), all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. As a result of the relationships described below, each of the ECP Managers may be deemed to share beneficial ownership of the securities described herein. Each individual disclaims beneficial ownership of such securities.

ECP ControlCo, LLC is the managing member of Energy Capital Partners III, LLC, which is the general partner of (i) Energy Capital Partners GP III, LP, which is the general partner of each of Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, Energy Capital Partners III-C, LP, and Energy Capital Partners III-D, LP, which are the sole members of ECP Starlight Public GP, LLC, which is the general partner of ECP Starlight Guarantor (Public), LP, and (ii) Energy Capital Partners GP III Co-Investment (NESCO), LLC, which is the general partner of Energy Capital Partners III (NESCO Co-Invest), LP. ECP Starlight Guarantor (Public), LP and Energy Capital Partners III (NESCO Co-Invest), LP are the sole members of NESCO Holdings GP, LLC, which is the general partner of each of ECP Cardinal Holdings, LP and NESCO Holdings, LP. Each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by ECP Cardinal Holdings, LP and NESCO Holdings, LP.

(c)	The Reporting Persons have not effected any transactions in the Issuer’s Common Stock in the past 60 days other than: (i) the sale of 18,640 shares of Common Stock by Energy Capital Partners Management, LP in an open market transaction on the New York Stock Exchange at a weighted average price of $4.1679 per share on August 27, 2024; and (ii) the sale of 411,574 shares of Common Stock by ECP Cardinal Holdings, LP and 1,942,535 shares of Common Stock by NESCO Holdings, LP, in each case in open market transactions on the New York Stock Exchange a weighted average price of $3.42 per share on September 5, 2024.

(d)	None.

(e)	On August 27, 2024, ECP Management GP, LLC and Energy Capital Partners Management, LP ceased to be the beneficial owner of any shares of Common Stock of the Issuer.

CUSIP No. 23204X103	13D	Page 21 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 9, 2024

ECP ControlCo, LLC

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III, LLC

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners GP III, LP

By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III-A, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 23204X103	13D	Page 22 of 23 Pages

Energy Capital Partners III-B, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III-C, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III-D, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners GP III Co-Investment (NESCO), LLC

By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners III (NESCO Co-Invest), LP

By:	Energy Capital Partners GP III Co-Investment (NESCO), LLC
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 23204X103	13D	Page 23 of 23 Pages

ECP Starlight Public GP, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Executive Vice President & General Counsel

ECP Starlight Guarantor (Public), LP

By:	ECP Starlight Public GP, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Executive Vice President & General Counsel

NESCO Holdings GP, LLC

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

NESCO Holdings, LP

By:	NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

ECP Cardinal Holdings, LP

By:	NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

ECP Management GP, LLC

By:	ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners Management, LP

By:	ECP Management GP, LLC, its general partner
By:	ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member